EXHIBIT 99.1

mCloud and Carbon Royalty Corp Sign 20-Year Agreement to Fund First 30 AssetCare™ EV Solutions for Auto Dealerships in the United States

  On the back of first auto dealership recently announced on March 21, mCloud swiftly moving to contract with additional auto dealerships in New York and California
  Agreement enables AssetCare implementation, splitting tax incentives, carbon credits, and other green energy infrastructure charging benefits equally between mCloud and Carbon Royalty Corp over expected 20-year length of AssetCare contracts with auto dealerships
  Plans to use this approach to scale beyond 500 auto dealerships by end of 2023

SAN FRANCISCO, March 30, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSX-V: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it had signed an agreement on March 28, 2022 with Carbon Royalty Corp to proceed with closing and funding the first 30 AssetCare solutions to optimize Electric Vehicle ("EV") charging efficiency at auto dealerships in the states of New York and California.

mCloud previously announced on March 21, 2022 it had signed its first AssetCare contract with the Vail Buick Dealership in Bedford Hills, New York. The Company currently has 21 auto dealerships in planning for contract and installation.

The agreement partners mCloud with Carbon Royalty Corp, enabling the implementation of these AssetCare contracts to be fully funded via Carbon Royalty Corp. As a benefit of this partnership, Carbon Royalty Corp receives 50% of the tax incentives, carbon credits, and other accretive financial benefits mCloud would be eligible to receive in the United States resulting from the implementation of these solutions. These benefits would be split between mCloud and Carbon Royalty Corp over the expected 20-year contract terms of AssetCare arrangements.

"This partnership between mCloud and Carbon Royalty Corp will greatly accelerate mCloud's ability to connect auto dealerships across the United States," said Russ McMeekin, mCloud President and CEO. "Additional Letters of Intent beyond the 21 already signed with other dealerships are in progress toward formal agreements."

"Carbon Royalty Corp is pleased to partner with mCloud to implement this accretive green energy initiative across the United States," said Amber Brown, President of Carbon Royalty Corp. "mCloud's AssetCare Software-as-a-Service technology solution moves auto dealerships in New York and California to a sustainable, green-sourced EV future, proven through their deployment with companies such as Aramco, Bank of America, Mercedes-EQ, and Starbucks to optimize electrical costs and reduce GHG emissions."

"We view this initiative to switch auto dealerships to green power for EV charging as strong and growing, advancing both corporate and government decarbonization goals while also delivering strong financial economics to all parties over the 20-year lifetime of these contracts," Brown added.

mCloud expects to use the approach in place between the Company and Carbon Royalty Corp to scale beyond 500 auto dealerships by the end of 2023.

Those interested in this AssetCare solution for auto dealerships are invited to visit assetcare.mcloudcorp.com/auto to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the progress in contracting additional auto dealerships, the expected length of term for AssetCare contracts, and plans to connect 500 auto dealerships by 2023.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/30/c9836.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:00e 30-MAR-22